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FOR IMMEDIATE RELEASE                 CONTACT:   Mark Maddocks
                                       Vice-President, Finance
                                     Telephone: (609) 799-0071

              ROBERT V. TARANTINO ELECTED CHAIRMAN
                      OF DATARAM CORPORATION

     PRINCETON, NJ September 10, 1998-Dataram Corporation [AMEX:
DTM] a leading provider of gigabyte-class memory for high-performance workstations and network servers, today announced that Robert V. Tarantino has been elected Chairman of the Company's board of directors. The election was held at the organizational meeting of directors following the annual meeting of shareholders held on September 9, 1998. Tarantino will assume this responsibility in addition to his current position as President and Chief Executive Officer. The position of chairman of the board has been vacant since April 1997.

     Tarantino has served as president of Dataram since 1984 and Chief Executive Officer since 1986. He joined the company in 1970 as a project engineer and advanced through progressively more responsible managerial positions over the following two years. In 1972, Tarantino was elected Vice President of Operations and eight years later became the company's Executive Vice President. He came to Dataram from Princeton University where he worked as a staff engineer in high-energy physics from 1968 to 1970. Prior to Princeton, he worked as a design engineer at RCA's Astro Space Center in Hightstown, New Jersey and Gulton Industries in Metuchen, New Jersey. Tarantino graduated from Villanova University with a B.S. in Electrical Engineering in 1964 and received an M.S. in Electrical Engineering from Rutgers University four years later. He also completed various graduate-level business and marketing courses at Rider University from 1969 to 1971.

     Dataram Corporation is a leading provider of gigabyte memory for workstations and network servers, and specializes in the manufacture of large-capacity memory products for Compaq, Digital, HP, IBM, SGI and SUN computers. The company serves users in diverse industries such as manufacturing, finance, government, telecommunications, utilities, research and education. Dataram memory is a cost-effective alternative to purchasing memory directly from the system manufacturer and is priced up to 50% less. Products can usually be delivered within 24 hours of order placement and are backed by a lifetime warranty and express ship replacements program.

     Dataram is headquartered in Princeton, New Jersey and is celebrating its 31st year in the computer industry. Additional information is available on the Internet at www.dataram.com.